SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ---------------

                        INFORMATION STATEMENT PURSUANT TO
                              SECTION 14F-1 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                 ---------------

                            HERITAGE WORLDWIDE, INC.
                    -----------------------------------------
                            (Name of Subject Company)


                    Common Stock, $.001, par value per share
                    -----------------------------------------
                         (Title of Class of Securities)


                                    427266101
                    -----------------------------------------
                      (CUSIP Number of Class of Securities)


                                 Fabrice Viguier
                                    President
                          337 Avenue de Bruxelles-83507
                            La Seyne-Sur-Mer, France
                                 (33) 494-109810
     -----------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)


                                 ---------------

                                 With a copy to:

                            Adam S. Gottbetter, Esq.
                            Robert L. Davidson, Esq.
                        Kaplan Gottbetter & Levenson, LLP
                                630 Third Avenue
                               New York, NY 10017
                                 (212) 983-6900

                            HERITAGE WORLDWIDE, INC.
                          337 Avenue de Bruxelles-83507
                            La Seyne-Sur-Mer, France


                        INFORMATION STATEMENT PURSUANT TO
                              SECTION 14F-1 OF THE
                         SECURITIES EXCHANGE ACT OF 1934



     This Information Statement is being furnished to holders of record of shares of common stock, par value $.001 per share (the "Common Stock"), of Heritage Worldwide, Inc., a Delaware corporation (the "Company" or "Heritage") on July 15, 2003, pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 promulgated thereunder.

     THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH A VOTE OF THE COMPANY'S STOCKHOLDERS.

     The Company recently entered into an agreement relating to a transaction that will ultimately result in the election of the majority of the Board of Directors of the Company. The following is a brief summary of this transaction. Please see "Change in Control" for a more complete description of the transaction.

     On February 28, 2003, the Company entered into an Acquisition Agreement with Milo Finance, S.A. ("Milo"), a Luxembourg limited liability entity. Milo was the principal shareholder of Poly Implants Protheses, S.A. ("PIP"), a French limited liability entity. The transaction involved the acquisition by the Company of 225,504 shares of the capital stock of PIP, representing 99.3% of PIP's outstanding capital stock. In exchange for the PIP capital stock, the Company issued to Milo a total of 13,741,667 shares of Common Stock. After the closing of the transaction, Milo had direct and beneficial ownership and control of 85% of the Company's outstanding Common Stock.

     At the closing of the acquisition, GEM Global Yield Fund, Inc., GEM Singapore, Ltd., Ocean Strategic Holdings Ltd. and Global Strategic Holdings Ltd., which were the principal shareholders of the Company prior to the acquisition (the "Former Principal Shareholders"), and Milo entered into a Stockholders' Agreement (the "Stockholders' Agreement") dated March 1, 2003. The Stockholders' Agreement includes the following provisions concerning voting for the Board of Directors of the Company:

     (1) The Former Principal Shareholders and Milo will vote their shares for two members of the Board of Directors of the Company designated by Milo.

     (2) The Former Principal Shareholders and Milo will vote their shares for one member of the Board of Directors of the Company designated by the Former Principal Shareholders, for so long as the Former Principal

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

          Shareholders collectively hold at least 7% of the Company's outstanding common stock.

     (3) The Former Principal Shareholders and Milo will vote their shares for a sufficient number of mutually agreeable "independent" directors of the Company to comply with all applicable laws and any listing requirements of any stock exchange or automated quotation system on which the Company's common stock is then listed or traded.

     (4) The Former Principal Shareholders and Milo will vote their shares for up to two nominees to the Company's audit committee and compensation committee designated by Milo.

     PIP was formed as a French limited liability entity in 1991. PIP is currently the third leading manufacturer of breast implants sold in the international market. PIP also manufactures body support products and other implants. PIP currently sells its products in 40 countries worldwide. PIP is not now selling any of its products in the U.S. market. PIP previously sold certain of its breast implant products in the U.S. market but such sales ceased in May 2000 as a result of changes in FDA regulations. PIP intends to re-enter the U.S. market when it can satisfy current FDA requirements.

     PIP's principal products are breast implants. PIP develops, manufactures, and markets a diverse line of such implants, consisting of a variety of shapes, sizes, and textures. Breast implants consist of a shell filled with either saline solution or gel. This shell may be produced with either a smooth or textured surface. PIP's breast implants are available in many variations to meet customers' preferences and needs. Its breast implants are sold for use in breast augmentation, for cosmetic reasons and for reconstructive surgery, following mastectomy.

     PIP was the first company to market a hydrogel breast prosthesis. The hydrogel implant was developed in response to claimed problems with silicone implants. PIP has not yet distributed or sold hydrogel breast implants in the U.S. market.

     In 1993, PIP marketed the first saline pre-filled breast implants. Unlike inflatable implants, they do not require additional manipulations during surgery. Such manipulation can be a source of complications, such as infection, leakage and deflation. PIP's saline pre-filled breast implants were successfully sold in the U.S. market until May 15, 2000, when, due to a change in FDA regulations, PIP suspended sales of its implants in the U.S. market and withdrew from the U.S. market.

     In 2002, PIP produced the first asymmetric prostheses. Asymmetric prostheses consist of a set of two implants, each of which is designed for one side of the chest, and is specially fitted to conform to the shape of the thorax. Such design alleviates the risks of rotation that exists in the case of so-called anatomical prostheses.

     Milo has nominated two new members to serve on the Company's Board of Directors pursuant to the Stockholders' Agreement. These new Directors are Jean Claude Mas, the current Chairman of PIP, and Alain Sereyjol Garros, a finance professional and an affiliate of Milo. These new directors will take office ten


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

days after the date this Information Statement is mailed to Shareholders. They will join Fabrice Viguier on the Board of Directors.

VOTING  SECURITIES  AND  PRINCIPAL  HOLDERS  THEREOF

SECURITY  OWNERSHIP  OF  CERTAIN  BENEFICIAL  OWNERS

     The following information relates to those persons known to the Company to be the beneficial owner of more than five percent (5%) of the Common Stock, par value $.001 per share, the only class of voting securities of the Company (other than shares issued to HP Acquisitions, Inc., a wholly-owned subsidiary of the Company) outstanding as of June 15, 2003.


NAME  AND                                                  AMOUNT  AND
TITLE  OF                   ADDRESS  OF                     NATURE  OF          PERCENTAGE
CLASS                    BENEFICIAL OWNER               BENEFICIAL OWNERSHIP     OF CLASS*
------------------       ----------------               --------------------     ---------
Common Stock, par        GEM Global Yield Fund Limited  499,500  shares             3.1%
value  $.001 per share   c/o  38  Hertford  St.
                         London,  England  W1Y  7TG     Direct

Common Stock, par        GEM Singapore Limited          499,500  shares             3.1%
value  $.001 per share   c/o  38  Hertford  St.
                         London,  England  W17  7TG     Direct

Common  Stock, par       Global Strategic Holdings      499,500 shares              3.1%
value $.001 per share    Limited
                         11  Bath  St.
                         St. Helier, Jersey JE4  0YZ    Direct

Common Stock, par        Ocean Strategic Holdings       499,500 shares              3.1%
value $.001 per share    Limited
                         11  Bath  St.
                         St. Helier, Jersey JE4  0YZ    Direct

Common Stock, par        Milo  Finance, S.A.            13,741,667 shares          85.0%
value  $.001  per share  2  rue  Jean  Engling
                         LX  1510  Luxembourg           Direct

* Based on 16,166,667 shares issued and outstanding and excluding 12,000,000 shares held by HP Acquisitions, Inc., a wholly owned subsidiary of the Company.

 SECURITY  OWNERSHIP  OF  MANAGEMENT

     The number of shares of Common Stock of the Company owned by the Directors and Executive Officers of the Company as of June 15, 2003 is as follows:


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


NAME  AND                                                  AMOUNT  AND
TITLE  OF                   ADDRESS  OF                     NATURE  OF          PERCENTAGE
CLASS                    BENEFICIAL OWNER               BENEFICIAL OWNERSHIP     OF CLASS*
------------------       ----------------               --------------------     ---------
Common  Stock,  par      Fabrice  Viguier                          0                 0
value $.001 per share

Common  Stock,  par      Jean  Claude  Mas                         0                 0
value $.001 per share

Common Stock, par        Alain Sereyjol Garros            13,054,584**              78.3%
value $.001 per share                                     Indirect

Common  Stock,  par      All Officer and Directors as
value $.001 per  share   a  Group  (three persons)        13,054,584**              78.3%

-----------------------
* Based on 16,166,667 shares issued and outstanding and excluding 12,000,000 shares held by HP Acquisitions, Inc., a wholly owned subsidiary of the Company.

** Based on the Schedule 13-D filed by Milo Finance, S.A. on March 11, 2003, Mr. Sereyjol is the indirect beneficial owner of these shares through his ownership of Graham Turner Ltd.
-----------------------
     We have not contacted stock brokerage firms holding shares of our common stock in street name to determine whether there are additional substantial shareholders of the Company.

CHANGE  IN  CONTROL

     Heritage entered in to the Acquisition Agreement dated February 28, 2003 with Milo, a Luxembourg limited liability entity. Milo was the principal shareholder of PIP, a French limited liability entity. The transactions contemplated by the Agreement closed on March 1, 2003.

     Upon the closing of the acquisition contemplated by the Agreement, Milo acquired direct and beneficial ownership and control of 13,741,667 newly issued shares of Registrant's common stock. These shares of common stock now comprise 85% of Registrant's outstanding common stock.

     Under the terms of the Stockholders' Agreement that was executed at the closing of the acquisition among Milo and the Principal Shareholders, Milo has the right to designate for election two members of the Board of Directors of the Company. Milo also has the right to designate up to two nominees to serve on the Company's audit committee and compensation committee. The Principal Shareholders have the right to designate for election one member of the Board of Directors of the Company. The Principal Shareholders and Milo will also elect to the Board of Directors a sufficient number of mutually agreeable "independent" directors to comply with any applicable laws or listing requirements that mandate that independent directors serve on the Board of Directors.

     Milo has designated Jean Claude Mas and Alain Sereyjol Garros as the individuals it selects to serve as directors of the Company. Both Mr. Mas and Mr. Sereyjol are affiliated with Milo and PIP. They will join Fabrice Viguier on the Board. Mr. Viguier had been our sole director since October 2002. Milo and the Principal Shareholders have not to date identified any persons to serve as independent directors.

     Mr. Viguier, in accordance with our by-laws, adopted a resolution that increased the size of the Board of Directors from one member to three members and then elected Mr. Mas and Mr. Sereyjol to fill the vacancies. Mr. Mas and Mr. Sereyjol will take office ten days after this Information Statement is mailed to


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

shareholders and will serve until their successors have been duly elected and qualified as directors.

DIRECTORS,  DIRECTOR  NOMINEES  AND  EXECUTIVE  OFFICERS

EXECUTIVE  OFFICERS  AND  DIRECTORS

     The table below shows certain information about each of our officers and directors.

Name                   Age                    Position
---------------------  ---  --------------------------------------------
Fabrice Viguier . . .   29  Director, President, Treasurer and Secretary

Jean Claude Mas . . .   63  Director

Alain Sereyjol Garros   62  Director

     Directors of the Company serve for a term of one year or until their successors are elected. Officers are appointed by, and serve at the pleasure of, the Board.

Fabrice  Viguier,  Director,  President,  Treasurer  and  Secretary

     Mr. Viguier, 29, has held the offices of President, Treasurer and Secretary and has been sole Director of the Company since October 16, 2002. Mr. Viguier has been a Managing Director for Global Emerging Markets (GEM) operations in Paris since January 2002. Prior to joining GEM, Mr. Viguier was an investment banker at Quartz Investments, Merrill Lynch private investment and at Plantagenet Capital Management investment fund. Mr. Viguier attended San Francisco State University.

Jean  Claude  Mas,  Director

     Mr. Mas, 63, became a Director in March 2003 when he was nominated to the Board by Milo pursuant to the Stockholders' Agreement. Mr. Mas has been the Chairman of PIP, and its wholly owned subsidiary PIP Espagne, since 1998. Mr. Mas has extensive experience operating a company in the breast implant business. It is anticipated that Mr. Mas will become the Chief Executive Officer and Chairman of Heritage.

Alain  Sereyjol  Garros,  Director

     Mr. Sereyjol, 62, became a Director in March 2003 when he was nominated to the Board by Milo pursuant to the Stockholders' Agreement. Mr. Sereyjol is a finance professional with extensive experience and is certified as an Administrator of Finance in Luxembourg. Since 1998, Mr. Sereyjol has served as the Chairman of Graham Turner, S.A. Mr. Sereyjol is also a member of the boards of directors of Groupement Financier de Developpement, S.A., Soparfinanz, S.A., Immo Finanz, S.A., Graham Turner Trust Services, S.A., and Graham Turner Ltd.


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

COMPLIANCE  WITH  SECTION  16(A)  OF  THE  EXCHANGE  ACT.

     Based solely on a review of Forms 3 and 4, and amendments thereto furnished to the Company under Rule 16a-3(e) promulgated under the Securities Exchange Act of 1934 during the most recent fiscal year, and Form 5 and amendments thereto furnished to the Company with respect to its most recent fiscal year, the Directors and Officers of the Company were in timely compliance with the reporting requirements under Section 16(a) of the Securities Exchange Act of 1934.

DIRECTOR  COMPENSATION

The  Company  does not pay directors any compensation for serving as a director.

CERTAIN  LEGAL  PROCEEDINGS

To the knowledge of the Company, there are no material proceedings to which any director, executive officer or affiliate of the Company, owner of record or beneficially of more than 5% of any class of voting securities of the Company or any associate of any such director, executive officer or affiliate of the Company or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

EXECUTIVE  COMPENSATION

     The following table shows compensation earned during the fiscal years ended December 31, 2002, 2001 and 2000 by our executive officers.

                                                SUMMARY  COMPENSATION  TABLE

                                                                                            Long Term Compensation
                                                                                            ----------------------
                                                 Annual Compensation                   Awards                   Payouts
                                                 -------------------          -----------------------    ---------------------
                                                                              Restricted   Securities                All Other
                                                              Other Annual       Stock     Underlying       LTIP      Compen-
Name & Principal Position                        Bonus ($)  Compensation ($)  Awards ($)    Options/     Payouts ($)  sation
                             Year    Salary ($)                                             SARs (#)                    ($)
-------------------------------------------------------------------------------------------------------------------------------
Fabrice Viguier President,   2002      -0-          -0-          -0-              -0-          -0-            -0-        -0-
Treasurer and Secretary.
                             2001      -0-          -0-          -0-              -0-          -0-            -0-        -0-

                             2000      -0-          -0-          -0-              -0-          -0-            -0-        -0-

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

There have been no transactions between the Company and any officers, directors or five percent security holders. To the knowledge of the Company, there are no business relationships between directors or nominees for director and the Company, nor have any such relationships existed during the Company's last fiscal year. To the knowledge of the Company, no directors or nominees for


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

director have been in debt to the Company for amounts in excess of $60,000 at any time since the beginning of the Company's last fiscal year.


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